Cm

T314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03012332

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49000

SEC RECEIVED MAR - 3 2003 PROCESSING WASH. DC SECTION 181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 Park Avenue, 23rd Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **(212) 389-1516**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

cm 3/17

OATH OR AFFIRMATION

I, Robert F. Greenhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co. LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

JANET C. ELLIOTT
Notary Public, State Of New York
No.01EL6066310
Qualified In New York County
Commission Expires November 13, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 10, 2003

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 9,883,940
Accounts receivable (net of allowance for doubtful accounts of $1,470,602)	25,122,825
Taxes receivable	1,961,980
Due from affiliates	2,748,219
Other receivables	1,161,450
	40,878,414
Property and equipment (net of accumulated depreciation and amortization of $3,195,758)	5,583,387
Other assets	94,567
Total assets	$ 46,556,368
Liabilities and Member's Capital	
Accounts payable	$ 428,508
Accrued expenses	7,079,077
Due to affiliates	3,951,054
Taxes payable	1,250,000
Total liabilities	12,708,639
Member's capital	33,847,729
Total liabilities and member's capital	$ 46,556,368

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2002

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co. Holdings, LLC ("Holdings"), a New York limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. The Company is engaged in the investment banking business providing financial advisory services to corporations, institutions, individuals and others in connection with mergers, acquisitions, divestitures, tender and exchange offers, leveraged buyouts, restructurings, recapitalizations and other extraordinary corporate transactions.

Effective as of January 1, 2002, the then current members of G&Co. contributed all of their interests in the Company to Holdings in exchange for the same percentage membership interests in Holdings, hereafter referred to as the "Reorganization". Immediately thereafter the Company distributed to Holdings all of its interest in Greenhill Fund Management Co., LLC ("GFM"), Barrow Street Capital LLC ("Barrow Street"), Greenhill Aviation Co., LLC ("GAC"), and Greenhill & Co. Europe, Ltd. ("GCE").

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI"). GCI is located in the United Kingdom and is an authorized ISD Category D Corporate Finance Advisory Firm that is regulated by the Financial Services Authority ("FSA"). GCI is engaged in similar investment banking activities to those in the United States.

G&Co is also an affiliate of Greenhill & Co. GmbH ("GmbH"), which operates in Germany and provides corporate finance advisory services to both G&Co and GCI.

Note 2 - Summary of Significant Accounting Policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the accelerated method over the life of the

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents on deposit with various financial institutions to limit the amount of credit exposure to any one financial institution or lender. Financial instruments at December 31, 2002, the fair values of the Company's financial instruments were not materially different from their book values.

Note 2 - Summary of Significant Accounting Policies (continued)

assets, which range from three to seven years. Amortization of leasehold improvements is computed by the straight-line method over the term of the lease.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent.

Note 3 - Investment in Affiliates

G&Co. has a 5% equity interest in the general partner of Greenhill Capital Partners Private Equity Funds ("GCP"). At December 31, 2002, G&Co.'s investment in GCP had a carrying value of $85,257 and is included in other assets in the statement of financial condition.

Note 4 - Property and Equipment

Property and equipment as of December 31, 2002 consisted of the following:

Equipment	$ 2,685,220
Furniture	910,656
Leasehold improvements	5,170,969
Artwork	12,300
	8,779,145
Less accumulated depreciation and amortization	3,195,758
	$ 5,583,387

Note 5 – Due to Affiliates

At December 31, 2002, the Company had $660,427 in accrued rent and leasehold build-out cost receivables for office space sublet to Barrow Street, an affiliate that manages various real estate ventures. In addition, the Company had receivables of $1,835,000 from GAC, $170,726 from GCE, $69,146 from GCP, and $12,920 from others relating to expense reimbursements.

Due to operating activities at December 31, 2002, the Company had amounts due to GCI and GmbH of $2,195,244 and $1,755,810, respectively.

Note 6 - Income Taxes

Prior to the Reorganization, the Company and its foreign affiliates were subject to foreign income taxes. During 2002, an amended foreign tax return was filed by the Company to adjust foreign earnings for amounts inadvertently excluded from taxable income. The amended return resulted in refundable foreign income taxes of approximately $2.0 million.

Note 7 - Accrued Expenses

Included in accrued expenses as of December 31, 2002 is approximately $5.7 million of accrued compensation.

Note 8 - Retirement Plan

G&Co sponsors a defined contribution plan in accordance with Internal Revenue Service Code Section 401(k) (the "401(k) plan") covering all eligible employees of the Company. Employees must be 21 years old and have completed one month of service to be eligible to participate. Participants may contribute up to 15% of eligible compensation, as defined. G&Co provides matching contributions up to $1,000 per employee. In addition, the 401(k) plan provides for the Company to make discretionary contributions subject to statutory limitations.

For the year ended December 31, 2002, the Company accrued approximately $43,000 for matching contributions and $300,000 for discretionary contributions to the 401(k) plan. The assets of the 401(k) plan are invested in various equity securities, U.S. government securities and money market funds.

Note 10 - Commitments

The Company has entered into certain leases for office space under non-cancelable operating lease agreements that expire on June 30, 2010. The Company has also entered into various operating leases, which are used to obtain office equipment.

Note 10 – Commitments (continued)

As of December 31, 2002, the approximate aggregate minimum future rental payments required were as follows:

2003	$ 2,238,000
2004	2,123,000
2005	2,142,000
2006	2,101,000
2007	2,101,000
Thereafter	5,250,000
Total	$ 15,955,000

The Company has two unsecured Letters of Credit issued by a diversified U.S. financial institution in the amounts of $1,944,740 and $290,000. At December 31, 2002, there were no outstanding borrowings under the Letters of Credit.

Note 11 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At December 31, 2002, G&Co's net capital was $2,550,754, which exceeded its requirement by $1,703,511. G&Co's aggregate indebtedness to net capital ratio was 4.98 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.